Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
(Commission File No.: 001-31320)
Subject Company: LifePoint Hospitals, Inc.
(Commission File No.: 000-29818)

This filing relates to a planned acquisition of Province Healthcare Company (“Province Healthcare”) and LifePoint Hospitals, Inc. (“LifePoint Hospitals”) pursuant to the terms of an Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare.

On September 28, 2004, LifePoint Hospitals and Province Healthcare jointly issued the following press release:

Contact:	For LifePoint Hospitals, Inc.:	For Province Healthcare Company:
	Michael J. Culotta	Christopher T. Hannon
	Chief Financial Officer	Chief Financial Officer
	(615) 372-8512	(615) 376-7266

LIFEPOINT HOSPITALS, INC. AND PROVINCE HEALTHCARE COMPANY
ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD
IN CONNECTION WITH PENDING TRANSACTION

Brentwood, Tennessee (September 28, 2004) – LifePoint Hospitals, Inc. (“LifePoint Hospitals”) (NASDAQ: LPNT) and Province Healthcare Company (“Province Healthcare”) (NYSE: PRV) jointly announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired with respect to LifePoint Hospital’s pending acquisition of Province Healthcare. Completion of the transaction remains subject to approvals of each company’s stockholders, receipt of necessary financing and certain other conditions. The transaction is expected to close in the first quarter of 2005.

As previously announced on August 16, 2004, LifePoint Hospitals has agreed to acquire Province Healthcare for approximately $1.7 billion in cash, stock and the assumption of debt. The transaction will create a leading hospital company focused on providing healthcare services in non-urban communities, with 50 hospitals, approximately 5,263 beds and combined revenues of approximately $1.7 billion in 2003. Of the combined 50 hospitals, 47 will be in markets where LifePoint Hospitals will be the sole community hospital provider.

About LifePoint Hospitals and Province Healthcare

LifePoint Hospitals, a provider of healthcare services in attractive non-urban markets in the United States, owns 30 general acute care hospitals in nine states with approximately 2,771 licensed beds.

Province Healthcare, a provider of healthcare services in attractive non-urban markets in the United States, owns or leases 20 general acute care hospitals in 12 states with approximately 2,492 licensed beds.

Important Legal Information

In connection with the proposed transaction, LifePoint Hospitals and Province Healthcare intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus, registration statement and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the

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LPNT and PRV Announce Expiration of Hart-Scott-Rodino Waiting Period

September 28, 2004

proposed transaction. In addition, the joint proxy statement/prospectus, registration statement and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such forward-looking statements, particularly those statements regarding the effects of the merger, reflect LifePoint Hospitals’ and Province Healthcare’s current expectations and beliefs, are not guarantees of performance of LifePoint Hospitals or the newly formed combined entity and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that (1) the companies may be unable to obtain the required stockholder approvals; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the combined company may be subject to future regulatory or legislative actions. For a further discussion of these and other risks, uncertainties, assumptions and other factors, see LifePoint Hospitals’ and Province Healthcare’s filings with the Securities and Exchange Commission. LifePoint Hospitals and Province Healthcare undertake no duty to update forward-looking statements.

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